SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2.

(Amendment No. )*

TANGER FACTORY OUTLET CENTERS, INC.
(Name of Issuer)

COMMON SHARES, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

875465 10 6
(CUSIP Number)

August 18, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑        Rule 13d-1 (b)
☒          Rule 13d-1 (c)
❑           Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO.                  875465 10 6

1.           Name of Reporting Person:

John H. Vernon III

2.           Check the Appropriate Box if a Member of a Group

(a)           ❑
(b)        ❑

3.           SEC Use Only

4.           Citizenship or Place of Organization:

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	6,348,672

6.             Shared Voting Power:                                                - 0 -

7.	Sole Dispositive Power:	6,348,672

8.             Shared Dispositive Power:                                        - 0 -

9.           Aggregate Amount Beneficially Owned by Each Reporting
Person:

6,348,672

10.           Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares:
❑

11.           Percent of Class Represented by Amount in Row 9:

13.6%

12.           Type of Reporting Person:

IN

Item 1(a)	Name of Issuer:

Tanger Factory Outlet Centers, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

3200 Northline Avenue, Suite 360
Greensboro, North Carolina  27408

Item 2(a)	Name of Person Filing:

John H. Vernon III

Item 2(b)	Address of Principal Business Office:

522 S. Lexington Avenue
Burlington, North Carolina  27415

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Shares, $.01 par value

Item 2(e)	CUSIP Number:

875464 10 6

Item 3.	Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:   6,348,672.  John H. Vernon, III owns 4,000 common shares of Tanger Factory Outlet Centers, Inc held in a trust which was established by him, is revocable by him and is for the sole benefit of him and his family. Tanger Family Limited Partnership (“TFLP”) is the holder of record of 278,062 common shares of Tanger Factory Outlet Centers, Inc. and 3,033,305 Units of Tanger Properties Limited Partnership, the operating partnership of Tanger Factory Outlet Centers, Inc.  The 3,033,305 Units are convertible into 6,066,610 common shares of Tanger Factory Outlet Centers, Inc.  John H. Vernon III is the sole trustee of the Stanley K. Tanger Marital Trust (the “Trust”) which holds the sole general partnership interests of TFLP and may be deemed the beneficial owner of such partnership’s holdings due to his sole voting and investment power with respect to such holdings.  The Trust also holds the sole general partnership interests of the Tanger Investments Limited Partnership (“TILP”), which holds a majority limited partnership interest in TFLP.  Because of its ownership position in TFLP, TILP currently has certain veto rights with respect to the disposition of all or substantially all of TFLP’s assets and thus could be deemed to share beneficial ownership of the issuer’s securities held by TFLP.  Because the Trust holds the sole general partnership interest in both TFLP and TILP, and because Mr. Vernon is the sole trustee of the Trust, Mr. Vernon is deemed to have sole voting and investment power with respect to the holdings of TFLP.

(b) Percent of Class:                                           13.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	6,348,672

(ii) shared power to vote or to direct the vote:                                                         - 0 -

(iii) sole power to dispose or to direct the disposition of:	6,348,672

(iv) shared power to dispose or to direct the disposition of:                                 - 0 -

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2010
Date

/s/ John H. Vernon, III
Signature

John H. Vernon, III
Name